Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2008

Mr. Jeffrey H. Cooper
Senior Vice President, Chief Financial Officer
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949

   Re: **BioMarin Pharmaceutical Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2007
       File No. 0-26727

   Dear Mr. Cooper:

   We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Gustavo A. Rodriguez
           Branch Chief